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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTMINSTER CAPITAL, INC.
(Name of Subject Company (Issuer))

Westminster Capital, Inc.
(Name of 13e-4 and 13e-3 Filing Person)

William Belzberg
Hyman Belzberg
Keenan Behrle
(Name of 14d-1 and 13e-3 Filing Persons)

Bel-Cal Holdings, Ltd.
Bel-Alta Holdings, Ltd.
William Belzberg Revocable Living Trust, October 5, 1984
(Name of 13e-3 Filing Persons)

Common Stock
(Title of Class of Securities)

307351106
(CUSIP Number of Class of Securities)

Keenan Behrle
Executive Vice President
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212
(310) 278-1930

(Name, Address, and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
 Scott Galer, Esq.
Akin, Gump, Strauss, Hauer & Feld L.L.P.
2029 Century Park East, Suite 2400
Los Angeles, California 90067
(310) 229-1000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,949,082	$640

*
Estimated for purposes of filing fee only. The amount assumes the purchase of 2,481,815 shares of common stock, par value $1 per share, of Westminster Capital, Inc. (the "Company"), for a price per share of $2.80. Such number of shares represents (i) the sum of the 6,651,859 outstanding shares of the Company as of April 16, 2002 and the 175,000 shares issuable upon the exercise of all currently exercisable options to purchase shares and (ii) less the 4,345,044 shares beneficially held by William Belzberg, Hyman Belzberg, Keenan Behrle and certain other stockholders who have notified the Company that they do not intend on tendering their shares in the tender offer.

**
The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$640	Filing Party	Westminster Capital, Inc.
Form or Registration No.	Schedule TO	Date Filed	April 18, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 to Schedule TO amends and supplements the Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on April 18, 2002, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on April 23, 2002, Amendment No. 2 to Schedule TO filed with the SEC on May 9, 2002 and Amendment No. 3 to Schedule TO filed with the SEC on May 17, 2002 (as amended, the "Schedule TO") by Westminster Capital, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase for $2.80 per share any and all of the outstanding shares of common stock, $1 par value per share, of the Company. The offer is being made by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2002 (as amended and supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal, dated April 18, 2002 (the "Letter of Transmittal," which together with the Offer to purchase constitutes the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule TO is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 4 to Schedule TO, except as otherwise set forth below. You should read this Amendment No. 4 to Schedule TO together with the Schedule TO we filed with the SEC on April 18, 2002, Amendment No. 1 to Schedule TO we filed with the SEC on April 23, 2002, Amendment No. 2 to Schedule TO we filed with the SEC on May 9, 2002 and Amendment No. 3 to Schedule TO we filed with the SEC on May 17, 2002.

ITEM 12.    EXHIBITS.

(a)(1)	Offer to Purchase, dated April 18, 2002.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Letter to Stockholders from the Company.*
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.*
(a)(10)	Text of Press Release issued by the Company on April 22, 2002.**
(a)(11)	Text of Press Release issued by the Company on May 8, 2002.***
(a)(12)	Text of Press Release issued by the Company on May 16, 2002.****
(a)(13)	Amendment and Supplement to Offer to Purchase, dated May 16, 2002.****
(a)(14)	Text of Press Release issued by the Company on May 23, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002.*
(d)	None.
(f)	None.
(g)	None.
(h)	None.

*
Previously filed on Schedule TO with the SEC on April 18, 2002.

**
Previously filed on Amendment No. 1 to Schedule TO with the SEC on April 23, 2002.

***
Previously filed on Amendment No. 2 to Schedule TO with the SEC on May 9, 2002.

****
Previously filed on Amendment No. 3 to Schedule TO with the SEC on May 17, 2002.

ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Item 13 of Schedule TO is hereby amended and supplemented by including the following:

        We amend the subsection entitled "SPECIAL FCTORS—Opinion of the Financial Advisor to the Special Committee" on page 15 of the Offer to Purchase as follows:

        The following two sentences are added to the end of the 17th paragraph of that subsection on page 17 to the Offer to Purchase as follows:

          The valuation methodologies used by Houlihan Lokey in assessing the value of each business segment are standard valuation methodologies used by Houlihan Lokey in the valuation of a company similar to Westminster. Based on the experience and judgement of Houlihan Lokey and also on Houlihan Lokey's understanding of the Offer, the following standard valuation methodologies were considered appropriate by Houlihan Lokey in arriving at indicative values for each business segment:

        The following paragraph replaces the 18th paragraph of that subsection on page 18 to the Offer to Purchase as follows:

          The Market Multiple Approach: The market multiple approach is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of comparable publicly-traded companies. This approach can involve the determination of a level of revenues or gross profits, which are considered to be representative of the future performance of the company, and capitalizing these figures by a risk-adjusted multiple. The purpose of the market multiple approach is to establish a range of potential equity values of Westminster. This approach established such a range of value to a potential investor, which is equal to the present worth of future benefits, by incorporating expectations of growth and resting on the implicit assumption that some level of earnings will be generated by Westminster into perpetuity.

        The following paragraph replaces the 19th paragraph of that subsection on page 18 to the Offer to Purchase as follows:

          The Transaction Approach: The transaction approach is similar to the market multiple approach in that the value of a company is based upon multiples of other companies. A key difference between the transaction approach and the market multiple approach is that the public company multiples used in the transaction approach are based upon transaction values instead of non-transaction trading prices. The purpose of the transaction approach is to establish a range of potential equity values of Westminster. This approach established such a range of value to a potential investor, which is equal to the present worth of future benefits, by incorporating expectations of growth and resting on the implicit assumption that some level of earnings will be generated by Westminster into perpetuity.

        The following paragraph replaces the 20th paragraph of that subsection on page 18 to the Offer to Purchase as follows:

          The Discounted Cash Flow Approach: The discounted cash flow approach ("DCF") method is a frequently used form of the income approach to determine the fair market value of a closely held company. The method is one of estimating the present value of the projected future cash flows to be generated from the business and theoretically available (though not necessarily paid) to the capital providers of the company. The purpose of the DCF method is to establish a range of potential equity values of Westminster by determining a range for the net present value of Westminster's projected cash flows. This approach was considered in establishing a range of value to a potential investor, as it incorporates the present value of future benefits based on the growth expectations revealed by the projected cash flows.

        The following paragraph replaces the 24th paragraph of that subsection on page 18 to the Offer to Purchase as follows:

          The Liquidation/ Adjusted Book Value Approach: The adjusted book value approach differs from the market and income approaches in two important ways. First, it focuses on individual asset and liability values from the company's balance sheet, which are adjusted to fair market value. In contrast, the market and income approaches focus on the aggregate returns generated by all the company's assets. Second, it can be applied in situations where liquidation is possible. The liquidation approach was utilized as an indication of value for Westland and Physician Advantage given their high level of debt, insufficient cash to operate at a profit and inability to access capital. In light of these factors, the liquidation approach established the potential value of Westland and Physician Advantage under the assumption that the business segments were unable to operate as going concern entities.

        We amend the subsection entitled "SPECIAL FACTORS—Purpose of the Offer; Plans for Westminster After the Offer—Plans for Westminster After the Offer" by adding to the end of that subsection, on page 23 to the Offer to Purchase, the following:

          As of March 31, 2002 and after giving effect to the repurchase of the Shares from Gibralt and MDB and the purchase of the Shares by Westminster in this Offer, the Continuing Stockholders and the Belzberg Entities would have approximately a $21,638,319 and $19, 325, 109, respectively, interest in the net book value of Westminster assuming no Shares are tendered in the Offer and approximately a $26,678,570 and $23,826,540, respectively, interest in the net book value of Westminster assuming all the Shares held by stockholders other than the Continuing Stockholders and the Belzberg Entities are tendered in the Offer. The interest in the net book value and net loss for the Continuing Stockholders were calculated based on shares beneficially held by the Continuing Stockholders.

          For the year ended December 31, 2001 and after giving effect to the repurchase of the Shares from Gibralt and MDB and the purchase of the Shares by Westminster in this Offer, the Continuing Stockholders and the Belzberg Entities would have approximately a $(2,520,126) and $(2,250,716), respectively, interest in the net loss of Westminster assuming no Shares are tendered in the Offer and approximately a $(3,867,089) and $(3,453,684), respectively, interest in the net loss of Westminster assuming all the Shares held by stockholders other than the Continuing Stockholders and the Belzberg Entities are tendered in the Offer. For the three months ended March 31, 2002 and after giving effect to the repurchase of the Shares from Gibralt and MDB and the purchase of the Shares by Westminster in this Offer, the Continuing Stockholders and the Belzberg Entities would have approximately a $(347,604) and $(310,444), respectively, interest in the net loss of Westminster assuming no Shares are tendered in the Offer and approximately a $(521,405) and $(465,665), respectively, interest in the net loss of Westminster assuming all the Shares held by stockholders other than the Continuing Stockholders and the Belzberg Entities are tendered in the Offer. The interest in the net book value and net loss for the Continuing Stockholders were calculated based on shares beneficially held by the Continuing Stockholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated: May 23, 2002	WESTMINSTER CAPITAL, INC.
	By:	/s/ WILLIAM BELZBERG Name: William Belzberg Title: Chief Executive Officer
Dated: May 23, 2002
/s/ WILLIAM BELZBERG William Belzberg
Dated: May 23, 2002
/s/ HYMAN BELZBERG Hyman Belzberg
Dated: May 23, 2002
/s/ KEENAN BEHRLE Keenan Behrle

Dated: May 23, 2002	BEL-CAL HOLDINGS, LTD.
	By:	/s/ WILLIAM BELZBERG Name: William Belzberg Title: President

Dated: May 23, 2002	BEL-ALTA HOLDINGS, LTD.
	By:	/s/ HYMAN BELZBERG Name: Hyman Belzberg Title: President

Dated: May 23, 2002	WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984
	By:	/s/ WILLIAM BELZBERG Name: William Belzberg Title: Trustee

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated April 18, 2002.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Letter to Stockholders from the Company.*
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.*
(a)(10)	Text of Press Release issued by the Company on April 22, 2002.**
(a)(11)	Text of Press Release issued by the Company on May 8, 2002.***
(a)(12)	Text of Press Release issued by the Company on May 16, 2002.****
(a)(13)	Amendment and Supplement to Offer to Purchase, dated May 16, 2002.****
(a)(14)	Text of Press Release issued by the Company on May 23, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors on April 9, 2002.*
(d)	None.
(f)	None.
(g)	None.
(h)	None.
*
Previously filed on Schedule TO with the SEC on April 18, 2002.

**
Previously filed on Amendment No. 1 to Schedule TO with the SEC on April 23, 2002.

***
Previously filed on Amendment No. 2 to Schedule TO with the SEC on May 9, 2002.

****
Previously filed on Amendment No. 3 to Schedule TO with the SEC on May 17, 2002.

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SIGNATURE
EXHIBIT INDEX